JPMorgan Chase & Co. (JPM)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
JPM Shareholder since 2014

Please support proposal topic that won majority support at BorgWarner (BWA)
on April 28th
Proposal 5 - Improve Shareholder Written Consent

Without the improvement called for in this proposal the current shareholder right to act by written consent is useless. Why would any group of shareholders, who own 27% of the JPM stock that voted in 2020, decide to do so little as to ask management to look at a calendar and name a record date when the same 27% of shares could compel management to hold a special shareholder meeting.

No shareholder group in their right mind would choose the current right to act by written consent when, with the same effort, they can compel management to hold a special shareholder meeting on an important topic.

JPM management is already on the record as supporting the shareholder right to act by written consent. This proposal simply converts that right to a useful right instead of the current useless right.

Please support proposal topic that won majority support at BorgWarner (BWA)
on April 28th

Proposal 5 - Improve Shareholder Written Consent

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.